CONSENT OF DANIEL K. BANSAH

I hereby consent to the inclusion of the:

1.

technical information in the press release of Banro Corporation (the “Company”) dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga” which included reference to the undersigned in connection with certain technical information (the “November 2012 Press Release”); and

2.

Twangiza, Lugushwa and Namoya Mineral Resource estimates and Namoya Mineral Reserve estimates disclosed in the press release dated June 8, 2015 entitled “Banro Announces a 59% Increase in Twangiza Reserves and Twangiza Mine Life Extension to 14 Years” as well as the other technical information contained in the press release (the “June 2015 Press Release”), being incorporated by reference into the Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”), which is being filed as an exhibit to and incorporated by reference into the Annual Report on Form 40-F of the Company for the year ended December 31, 2015 (the “Form 40-F”), being filed with the United States Securities and Exchange Commission;

I further consent to the (a) inclusion of the technical information concerning all of the Company’s properties in the AIF, the Form 40-F and the Company’s Management Discussion & Analysis for the year ended December 31, 2015 (the “MD&A”) and (b) use of my name in the Form 40-F, the MD&A, the AIF, the November 2012 Press Release and the June 2015 Press Release.

Date: March 28, 2016

/s/ Daniel K. Bansah
Name: Daniel K. Bansah
Title: Head of Projects and Operations
Banro Corporation